FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the           August 26, 2003

                     Indo-Pacific Energy Ltd.
(Translation of registrant's name into English)

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      X       Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      X       No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indo-Pacific Energy Ltd .
(Registrant)

Date:	26 th May 2003	/s/ David Bennett
(Signature)

David Bennett
(Name)

Director
(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Indo-Pacific Energy Ltd.

284 Karori Rd

Karori

New Zealand

Item 2. Date of Material Change

On or about August 20, 2003

Item 3. Press Release

August 20, 2003 Wellington, New Zealand

Item 4. Summary of Material Change

New Offshore Permit Award to Indo-Pacific Energy Ltd

Wellington, New Zealand – August 20, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) is pleased to announce that, together with its 25% partner Tag Oil, it has been awarded a new exploration permit PEP 38258 in the offshore Canterbury Basin.

Item 5. Full Description of Material Change

New Offshore Permit Award to Indo-Pacific Energy Ltd

Wellington, New Zealand – August 20, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) is pleased to announce that, together with its 25% partner Tag Oil, it has been awarded a new exploration permit PEP 38258 in the offshore Canterbury Basin.

The permit covers an area of 2.7 million acres (11,000 sq km) situated directly over the hydrocarbon generating area of the basin. The only well in the area is Clipper-1, which was drilled by BP in the 1980’s, intersected a gas column in reservoir sands, but was not flow tested. The Galleon-1 well, also drilled at that time by BP just south of PEP 38258, flowed at better than 10 million cubic foot per day of gas and more than 2,200 barrels per day of condensate (light oil). Several large prospects are already identified on existing seismic within PEP 38258; and Indo-Pacific as permit operator intends to apply state of art processing techniques on these data, to search for direct evidence of gas and/or oil within these targets.

The Canterbury Basin has many geological similarities with the Taranaki Basin, where all New Zealand’s present producing oil and gas fields are situated; but has previously been only lightly explored, with only eight modern exploration wells, four onshore and four offshore, in a basin of more than 13 million acres in area. CEO Dave Bennett says “ the Canterbury Basin has excellent exploration potential, and may hold the key to addressing New Zealand’s burgeoning gas and energy supply crisis”

In other news, INDOF will assume operatorship of PEP 38716 (INDOF 42.4%) in onshore Taranaki upon completion of assignment paperwork; while Tap Oil has assumed operatorship of PEP 38748 (INDOF 25%). The new free phone line for Investor Relations is 1-800- 304-3631.

CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1800 3043631 or +64 4 476 2529

Website: http://www.indopacific.com Email: ir@indopacific.co.nz

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

David Bennett, President and Chief Executive Officer

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

August 20, 2003 “David J Bennett” _______________________________

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

New Offshore Permit Award to Indo-Pacific Energy Ltd

Wellington, New Zealand – August 20, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) is pleased to announce that, together with its 25% partner Tag Oil, it has been awarded a new exploration permit PEP 38258 in the offshore Canterbury Basin.

The permit covers an area of 2.7 million acres (11,000 sq km) situated directly over the hydrocarbon generating area of the basin. The only well in the area is Clipper-1, which was drilled by BP in the 1980’s, intersected a gas column in reservoir sands, but was not flow tested. The Galleon-1 well, also drilled at that time by BP just south of PEP 38258, flowed at better than 10 million cubic foot per day of gas and more than 2,200 barrels per day of condensate (light oil). Several large prospects are already identified on existing seismic within PEP 38258; and Indo-Pacific as permit operator intends to apply state of art processing techniques on these data, to search for direct evidence of gas and/or oil within these targets.

The Canterbury Basin has many geological similarities with the Taranaki Basin, where all New Zealand’s present producing oil and gas fields are situated; but has previously been only lightly explored, with only eight modern exploration wells, four onshore and four offshore, in a basin of more than 13 million acres in area. CEO Dave Bennett says “ the Canterbury Basin has excellent exploration potential, and may hold the key to addressing New Zealand’s burgeoning gas and energy supply crisis”

In other news, INDOF will assume operatorship of PEP 38716 (INDOF 42.4%) in onshore Taranaki upon completion of assignment paperwork; while Tap Oil has assumed operatorship of PEP 38748 (INDOF 25%). The new free phone line for Investor Relations is 1-800- 304-3631.

CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1800 3043631 or +64 4 476 2529

Web site: http://www/indopacific.com Email: ir@indopacific.co.nz

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.